Exhibit 21.1
Subsidiaries of Accretive Health, Inc.

Subsidiary	Jurisdiction of Organization
SDI Acquisition, Inc. (doing business as SureDecisions)	Delaware

Accretive Mauritius, Inc.	Mauritius

Accretive Health Private Limited	India

Accretive Health Services Private Limited	India